Scott D. Martin
September 30, 2008

Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662
Attn: Board of Directors

Re:	Martin Midstream Partners L.P. Current Report on Form 8-K dated September 24, 2008
Gentlemen:
     This letter refers to the Current Report on Form 8-K (the “Form 8-K”) filed by Martin Midstream Partners L.P. (“MMLP”) with the Securities and Exchange Commission on September 24, 2008 disclosing my removal from the board of directors of Martin Midstream GP LLC, the general partner (the “General Partner”) of MMLP. The General Partner is an indirect wholly owned subsidiary of Martin Resources Management Corporation (“MRMC”), a privately held corporation that Ruben S. Martin controls and has controlled, despite having only the same minority percentage ownership of MRMC as me, through his ownership of shares, direct and indirect control of a trust for the benefit of his and my niece, and, since June 18, 2008, when the board of MRMC, against my vote, increased the outstanding shares of MRMC by approximately 27%, through his direct and indirect control of an employee stock ownership plan that received over one-half of the new shares and the 38 individual employees of MRMC that work under him and who received the remainder of the new shares.
     This letter is to inform you of my disagreement with certain of the statements made in the Form 8-K.
     The Form 8-K stated that I was removed from the board of directors of the General Partner “as a result of the collective effect of Mr. [Scott] Martin’s recent activities, which the Board of Directors of MRMC determined were detrimental to both MRMC and MMLP.”
     I strongly disagree with such determination, which was not unanimous but was made by interested members of the MRMC board of directors: Ruben Martin, the Chairman and Chief Executive Officer of MRMC, Robert Bondurant, Chief Financial Officer, Donald R. Neumeyer, Chief Operating Officer, and Wesley M. Skelton, Executive Vice President. These four directors are all defendants (the “Director Defendants”) in the lawsuit styled Scott D. Martin and SKM Partnership, Ltd. Individually and as Shareholders on Behalf of Martin Resouce Management Corporation v. Martin Resource Management Corporation, Ruben S. Martin, III, Robert Bondurant, Donald R. Neumeyer, Wesley M. Skelton, et al., Cause No. 2008-53943, filed on September 5, 2008 in District Court of Harris County, Texas (the “Lawsuit”).

Martin Mistream Partners, L.P.
Board of Directors

     With my twenty-year experience in the energy logistics and commodities business, I believe that my actions were, in my business judgment, necessary and in the best interest of each of MMLP and MRMC. Further, I believe that the actions of the Director Defendants, which are enumerated in the Lawsuit and included the improper approval of the 27% increase in the number of MRMC shares that the Director Defendants issued to persons and entities under their control, were designed to entrench Ruben Martin and the other Director Defendants in power and control of MRMC and MMLP. I further believe that the Director Defendants’ actions outlined in the Lawsuit and their removal of me as an officer of MRMC and as an officer and director of MMLP are a direct retaliation against my efforts, in the exercise of my business judgment and in my capacity as director, to institute corporate governance and controls, including voicing opinions with respect to the businesses of each of MRMC and MMLP that differed from the opinion of Ruben Martin.
Sincerely,
Scott D. Martin